UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                                 SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*

                            Hooper Holmes, Inc.
___________________________________________________________________________
                              (Name of Issuer)

                      Common stock, $.04 par value
___________________________________________________________________________
                      (Title of Class of Securities)


                               439104100
                ________________________________________
                              (CUSIP Number)

                           December 1, 2005
___________________________________________________________________________
       (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

__ Rule 13d-1 (b)


__ Rule 13d-1 (c)

X
__ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 439104100

1. Names of Reporting Persons
   I.R.S. Identification Nos. of Above Persons (entities only)

                    James M. McNamee


2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) _____
   (b) _____


3. SEC Use Only


4.  Citizenship or Place of Organization

                       United States

                   5.   Sole Voting Power

                           1,800,000

Number of          6.   Shared Voting Power
Shares
Beneficially               1,355,613
Owned by
Each               7.   Sole Dispositive Power
Reporting
Person                     1,800,000
With
                   8.   Shared Dispositive Power

                            1,355,613

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                            3,155,613

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           ________

11. Percent of Class Represented by Amount in Row (9)

                               4.6%

12. Type of Reporting Person (See Instructions)

                               IN




ITEM 1.(a)  Name of Issuer:

            The issuer of the securities with respect to which this amended statement on Schedule 13G (the "Statement") is being filed is Hooper Holmes, Inc., a New York corporation (the "Issuer").

       (b)  Address of Issuer's Principal Executive Offices:

            170 Mt. Airy Road
            Basking Ridge, New Jersey 07920

ITEM 2.(a)  Name of Person Filing:

            James M. McNamee

       (b)  Address of Principal Business Office, or if None, Residence:

            c/o Dillon, Bitar & Luther, L.L.C.
            53 Maple Avenue
            Morristown, NJ  07960

       (c)  Citizenship:

            United States

       (d)  Title of Class of Securities:

            Common stock, par value $0.04

       (e)  CUSIP Number:

            439104100

ITEM 3. If this statement is filed pursuant to ss240.13d-1(b), or 240.13d- 2(b) or (c), check whether the person filing is a:

       (a) __ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

       (b) __ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

       (c) __ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

       (d) __ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e) __ An investment adviser in accordance with ss240.13d-1(b)(1)(ii)(E).

       (f) __ An employee benefit plan or endowment fund in accordance with ss240.13d-1(b)(1)(ii)(F).

       (g) __ A parent holding company or control person in accordance with ss240.13d-1(b)(1)(ii)(G).

       (h) __ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

       (i) __ A church plan that is excluded from the definition of an investment company under Section 3(e)(14) of the Investment Company Act (15 U.S.C. 80a-3).

       (j)  __ Group, in accordance with ss240.13d-1(b)(1)(ii)(J).


ITEM 4. Ownership.

       (a)  Amount beneficially owned:

                   3,155,613(1)

       (b)  Percent of class:

                        4.6%(2)

       (c)  Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote:

                   1,800,000

           (ii)  Shared power to vote or to direct the vote:

                   1,355,613

           (iii) Sole power to dispose or to direct the disposition of:

                   1,800,000

           (iv)  Shared power to dispose or to direct the disposition of:

                   1,355,613

       (1) This information is as of December 1, 2005, and includes 1,280,733 shares of common stock held by Mr. McNamee and his spouse Patricia as joint tenants, 74,880 shares held by Mr. McNamee's spouse Patricia, and 1,800,000 shares underlying options that were then currently exercisable or which, as of that date, would have become exercisable within 60 days of that date. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), Mr. McNamee disclaims beneficial ownership of the 74,880 shares held solely by his spouse, Patricia, and the filing of this statement shall not be construed as an admission that Mr. McNamee is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of such securities.

       (2) Based upon 65,880,929 shares of common stock outstanding as of December 1, 2005, plus 1,800,000 shares underlying options held by Mr. McNamee that were then currently exercisable or which would have become exercisable within 60 days of that date.



ITEM 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

             X
             __

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         Not applicable.


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  December 1, 2005                        JAMES M. MCNAMEE
                                              ________________________
                                               James M. McNamee


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)